

October 31, 2022

John G. Grdina
President and Chief Executive Officer
Adamas One Corp.
17767 N. Perimeter Dr., Ste B115
Scottsdale, Arizona 85255

  Re: Adamas One Corp.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed October 18, 2022
    File No. 333-265344

Dear John G. Grdina:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 18, 2022

Executive Compensation, page 72

1. Please update your compensation disclosure for your recently completed fiscal year ended September 30, 2022. For guidance, see Item 402 of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Certain Relationships and Related Party Transactions, page 78

2. Please update the disclosure in this section. For example, we note the disclosure on pages 78 and 79 of balances owed as of June 30, 2022. Also tell us, with a view to disclosure, whether you have entered into written agreements in connection with the transactions mentioned in this section. In this regard, we note the statement on page 78

that "There were no written revolving promissory notes evidencing these arrangements." However, it is unclear from the disclosure in the bullet points on pages 78 and 79 as to whether you subsequently entered into written agreements with the related parties given the disclosure in the bullet points that "On September 1, 2022, we subsequently amended and restated the promissory note and any and all other non-written arrangements." Please advise or file as exhibits the agreements mentioned in this section.

Consultant Shares, page 89

3.   We note your response to prior comment 5. Please describe in greater detail the consulting services provided by Alchemy Advisory LLC to the company.

    You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Raymond A. Lee, Esq.